UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27thFloor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Annual General Meeting

Paysafe Limited (the “Company”) announced that its Annual General Meeting of Shareholders (the “ Annual General Meeting”) is to be held on May 25, 2023. The Annual General Meeting will be held over video conference link (as permitted by bye-law 53 of the Company’s further amended and restated bye-laws) at www.proxydocs.com/PSFE at 10:30 a.m. (ET) on Thursday, May 25, 2023. The record date for the determination of shareholders entitled to vote at the Annual General Meeting is April 3, 2023. The convening notice containing the agenda for the Annual General Meeting, the proxy statement and the form of proxy for use in connection with the Annual General Meeting are attached as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Convening notice containing the agenda, dated April 14, 2023, the proxy statement and the form of proxy for Annual General Meeting to be held on May 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 14, 2023	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer